SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K



                        Report of Foreign Private Issuer
                     Pursuant to Rule 13a -16 or 15d -16 of
                      the Securities Exchange Act of 1934


                  Report on Form 6-K for the month of June 2005

                                The BOC Group plc
                           Chertsey Road, Windlesham,
                                 Surrey GU20 6HJ
                                     England


          (Name and address of registrant's principal executive office)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F __X__ Form 40-F _____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|


     Enclosures:
     1. A notification dated 9 June 2005 advising of the disposal by Ogier Trustee Limited, as trustee of The BOC Group plc Employee Share Trust
         (1995), of a total of 3,959 Ordinary shares in the Company in which the directors have a technical interest.

     2. A notification dated 10 June 2005 advising of the transfer by Ogier Trustee Limited to The BOC Group plc Employee Share Trust (1995) of 5,227 Ordinary shares in the Company in which the directors have a technical interest.
     3. A notification dated 15 June 2005 advising of the disposal by Ogier Trustee Limited, as trustee of The BOC Group plc Employee Share Trust
         (1995), of a total of 29,081 Ordinary shares in the Company in which the directors have a technical interest.
     4. A notification dated 27 June 2005 advising of the appointment of Rebecca McDonald as a director of the Company with effect from 1 July 2005.
     5. A notification dated 28 June 2005 announcing the merger of the cryogenic manufacturing activities of Japan Air Gases and Iwatani International Corporation.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 9 JUNE 2005
                  AT 13.26 HRS UNDER REF: PRNUK-0906051325-EF57


9 June 2005

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has been notified of the disposal on 7 June 2005 of 1,161 Ordinary shares of 25p each in the Company at an exercise price of 873.25p per share and 2,798 Ordinary shares of 25p each in the Company at an exercise price of 1016p per share by Ogier Trustee Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company's senior executive share incentive plans.

Following this disposal of 3,959 Ordinary shares, the Trustee now holds 5,309,677 Ordinary shares.

Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 5,309,677 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 10 JUNE 2005
                  AT 13.14 HRS UNDER REF: PRNUK-1006051313-B694

10 June 2005

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has been notified of the transfer of 5,227 Ordinary shares of 25p each in the Company on 3 June 2005 at nil consideration by Ogier Trustee Limited (the Trustee) to The BOC Group plc Employee Share Trust
(1995) (the Trust). This Trust was established for the purpose of satisfying the exercise, in due course, of awards made under senior executive incentive plans.

Following this transfer of 5,227 Ordinary shares, the Trustee now holds 5,314,904 Ordinary shares.

Each of the directors of the Company, who is an employee, is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these Ordinary shares. Despite the technical interest in all the Ordinary shares each director will only be entitled to receive Ordinary shares from the Trust to the extent that awards are made to him in respect of these Ordinary shares.

             THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY
                       INFORMATION SERVICE ON 15 JUNE 2005
                  AT 14.18 HRS UNDER REF: PRNUK-1506051417-DD43

15 June 2005

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has been notified of the disposal on 13 June 2005 of 29,081 Ordinary shares of 25p each in the Company at an average exercise price of 916.5p each per share by Ogier Trustee Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company's senior executive share incentive plans.

Following this disposal of 29,081 Ordinary shares, the Trustee now holds 5,285,823 Ordinary shares.

Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 5,285,823 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                ON 27 June 2005
                  AT 16.47 HRS UNDER REF: PRNUK-2706051646-83C7


27 June 2005

                        Board change at The BOC Group plc
                Rebecca McDonald appointed non-executive director

The BOC Group plc is pleased to announce that Rebecca McDonald is appointed a non-executive director with effect from 1 July 2005. Ms McDonald is president, gas and power, for BHP Billiton, based in London, and is a member of the BHP Billiton executive committee. She is a director of Granite Construction Company in California and Eagle Global Logistics in Texas and sits on the advisory board for JP Morgan Chase. Until recently, Ms McDonald served as director for Trammel Crow Company and Noble Energy.

Rob Margetts, chairman of The BOC Group, said: "I am delighted that Rebecca McDonald is joining the board. Her extensive knowledge of the energy business and of overseeing large scale projects around the world will be of great benefit to BOC".

There is no further information to be disclosed under the requirements of Listing Rule 16.4 in relation to this appointment.

--------------------- ----------------------------------------------------------
Contact:              Christopher Marsay, Director - Investor Relations
--------------------- ----------------------------------------------------------
                      Tel: 01276 477222 (International +44 1276 477222)
--------------------- ----------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                ON 28 JUNE 2005
                  AT 09.36 HRS UNDER REF: PRNUK-2806050934-EDD1


28 June 2005

      Japan Air Gases and Iwatani International Corporation to merge their cryogenic equipment manufacturing activities.


Japan Air Gases, the joint venture between Air Liquide and BOC, and Iwatani International Corporation announced today that they will merge their cryogenic equipment manufacturing activities.

The production of storage tanks and transportation vehicles for liquefied cryogenic gases and the related engineering services is a highly competitive market in Japan, requiring both a high level of technology and a very competitive cost structure.

Japan Air Gases (JAG) will control 60% of the new company and Iwatani International Corporation 40%. The new company will be based near Kobe where JAG currently manufactures cryogenic equipment. It will have approximately 70 employees and expected sales of 4.5 billion yen in 2006.


--------------------- ----------------------------------------------------------
Contact:              Christopher Marsay, Director - Investor Relations
--------------------- ----------------------------------------------------------
                      Tel: 01276 477222 (International +44 1276 477222)
--------------------- ----------------------------------------------------------

                                    SIGNATURE



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The BOC Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date: July 1, 2005



                                By:  /s/ Sarah Larkins
                                     ----------------------------------
                                     Name: Sarah Larkins
                                     Title: Assistant Company Secretary





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